Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2011	2010	2009	2008	2007
Earnings before tax,	$3,448.7	$2,430.8	$1,404.4	$2,093.8	$3,411.9
Fixed charges
Interest expense	192.3	167.9	99.8	106.3	123.2
(Gain) loss on debt prepayment	1.4	—	—	—	16.6
Total fixed charges	193.7	167.9	99.8	106.3	139.8

Earning plus fixed charges	$3,642.4	$2,598.7	$1,504.2	$2,200.1	$3,551.7

Earnings to fixed charges	18.8	15.5	15.1	20.7	25.4

NET DEBT TO NET CAPITALIZATION	2011	2010	2009	2008	2007
Total debt	$2,745.7	$2,760.4	$1,280.3	$1,290.0	$1,449.8
Cash and cash equivalent balance	(848.1)	(2,192.7)	(772.3)	(716.7)	(1,409.3)
Net debt	1,897.6	567.7	508.0	573.3	40.5

Net capitalization
Net debt	1,897.6	567.7	508.0	573.3	40.5
Equity	4,036.3	3,910.4	3,893.7	3,395.4	3,864.8
Net capitalization	$5,933.9	$4,478.1	$4,401.7	$3,968.7	$3,905.3

Net debt/net capitalization (*)	32.0%	12.7%	11.5%	14.4%	1.0%

(*) Represents net debt divided by net capitalization